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September 17, 2019

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, DC 20549

Attention: Irene Paik and Mary Beth Breslin

Re:	Chiasma, Inc.
Registration Statement on Form S-3
Filed September 6, 2019
File No. 333-233654

Dear Ms. Paik and Ms. Breslin,

This letter is submitted on behalf of Chiasma, Inc. (the “Company”) in response to the comment from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated September 12, 2019 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-3 (File No. 333-233654) filed with the Commission on September 6, 2019 (the “Registration Statement”). The Company is concurrently filing an Amendment No. 1 to the Registration Statement (the “Amendment”), including changes in response to the Staff’s comments.

For your convenience, the Staff’s numbered comment set forth in the Comment Letter has been reproduced in italics herein with the response immediately following the comment. All page references in the Company’s response below are to the Amendment.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express two (2) copies of this letter.

Registration Statement on Form S-3 filed September 6, 2019

Description of Capital Stock, page 10

1. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.”

Securities and Exchange Commission

September 17, 2019

Please revise your disclosure to clarify whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to specifically state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 13 and 14 of the Amendment to clarify that the Delaware choice of forum provision in the Company’s certificate of incorporation and bylaws does not apply to any actions arising under the Securities Act or the Exchange Act, and to describe the potential risks or other impacts to investors related to the Delaware choice of forum provision. Furthermore, the Company will inform investors in future filings by including disclosure in “Item 1A–Risk Factors” and other relevant sections of the Company’s reports under the Exchange Act on the exclusive forum provision (including a statement that such provision does not apply to any actions arising under the Securities Act or the Exchange Act).

Should you have any further comments or questions with regard to the foregoing, please contact the undersigned at (212) 459-7095.

Sincerely,

/s/ Daniel A. Lang, Esq.

Daniel A. Lang, Esq.

Enclosures:

cc:	Raj Kannan, Chiasma, Inc.

Mark J. Fitzpatrick, Chiasma, Inc.

Drew Enamait, Chiasma, Inc.

Michael H. Bison, Esq., Goodwin Procter LLP